SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

ABSOLUTE LIFE SOLUTIONS, INC.

(Name of issuer)

COMMON STOCK, $0.00001 par value

(Title of class of securities)

00400G 100

(CUSIP number)

Samuel M. Krieger, Esq.,

39 Broadway, Suite 920

New York, New York 10006

212-363-2900

(Name, address and telephone number of person

authorized to receive notices and communications)

May 27, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400G 100	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
MOSHE ORATZ (“Reporting Person”) SS No. CS MASTER HOLDINGS LLC (“CS”) EIN No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) X .
(b) .
SEE ITEM 5 BELOW

3	SEC USE ONLY

4	SOURCE OF FUNDS
SEE ITEM 3 BELOW
	Reporting Person:	SC
	CS:	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) .

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Reporting Person:		USA
	CS:		NV

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER SEE ITEM 5 BELOW Reporting Person: CS: Group, total:	500,000 35,037,500 35,537,500

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER SEE ITEM 5 BELOW Reporting Person: CS: Group, total:	500,000 35,037,500 35,537,500

	10	SHARED DISPOSITIVE POWER

CUSIP No. 00400G 100	13D	Page 3 of 7 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	SEE ITEM 5 BELOW
	Reporting Person:	35,537,500
	CS:	35,037,500
	Group, total:	35,537,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES .

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	SEE ITEM 5 BELOW
	Reporting Person:	43.9%
	CS:	43.3%
	Group, total:	43.9%

14	TYPE OF REPORTING PERSON
	Reporting Person:	IN
	CS:	OO

CUSIP No. 00400G 100	13D	Page 4 of 7 Pages

ITEM 1. Security and Issuer

This statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Absolute Life Solutions, Inc. (the “Issuer”), whose principal executive offices are at 45 Broadway, Suite 620, New York, NY 10006.

ITEM 2. Identity and background:

Moshe Oratz (“Reporting Person”):

Reporting Person’s business address is 45 Broadway, Suite 620, New York, NY 10006.  Reporting Person is currently the President and Chief Executive Officer of Absolute Life Solutions, Inc. (the “Issuer”).  The principal business of the Issuer is the acquisition of life settlement transactions.

During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or which prohibits or mandates activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

Reporting Person is a citizen of the United States of America.

CS Master Holdings LLC (“CS”):

CS is a limited liability company organized in Nevada. CS’s address is 45 Broadway, Suite 620, New York, NY 10006. CS’s principal business is investments in certain business entities, such as the Issuer.  Moshe Oratz (“Reporting Person”) is the sole member and sole Manager of CS.

During the last five years, CS has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, CS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, CS was or is subject to a judgment, decree or final order enjoining future violations of, or which prohibits or mandates activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

Moshe Oratz (“Reporting Person”):

The 500,000 shares held directly by Reporting Person were acquired by issuance under the Issuer’s incentive compensation plan.

CS Master Holdings LLC (“CS”):

The 35,037,500 shares held directly by CS were purchased from YSY Enterprises, Inc. for $175,187.50 on May 27, 2010, pursuant to the terms of Securities Purchase Agreement between them.  These funds represented Working Capital of CS, which funds had been provided by the personal funds of Moshe Oratz (“Reporting Person”), the sole member and sole Manager of CS.  No funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

ITEM 4. Purpose of Transaction

The Shares deemed to be beneficially owned by the Reporting Person and each of the other persons named in Item 5 as owning shares of the Issuer were acquired for, and are being held for, investment purposes.  Except for possible future issuances which may be made pursuant to the Issuer’s incentive compensation plan, none of the Reporting Person or any of the other persons named in Item 5 has any plan or proposal that is related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5. Interest in Securities of Issuer

[a.&b.]

CUSIP No. 00400G 100	13D	Page 5 of 7 Pages

All of the information given below is as of August 11, 2010. Percentages are based on 80,910,000 shares of Common Stock outstanding as reported in the most recently available filing of the Issuer with the Commission.

Each of the following persons is deemed to be the beneficial owner of the number of shares of Common Stock, par value $0.0001, of the Issuer, indicated below.  Moshe Oratz (the “Reporting Person”) is the sole member and sole Manager of CS Master Holdings LLC (“CS”) and as such, Reporting Person is deemed to beneficially own the shares held by CS and to have the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that CS owns.

Name	Shares	Percent

Reporting Person	500,000	*%

CS Master Holdings LLC	35,037,500	43.3%

Group, Total	35,537,500	43.9%

[c.]

The 500,000 shares of Common Stock currently held directly by Reporting Person were acquired pursuant to an issuance by the Issuer under its incentive compensation plan.

The 35,037,500 shares of Common Stock currently held directly by CS were acquired on May 27, 2010 from YSY Enterprises, Inc. for $0.005 per share, or an aggregate of $175,187.50, pursuant to the terms of a Securities Purchase Agreement between them. The transaction was effected at the offices of the Issuer’s counsel in New York, NY.

The information in this Schedule 13D does not include shares held by various trusts, the beneficiaries of which are the respective children of Moshe Oratz, the Reporting Person.  The Reporting Person is not the trustee of any of such trusts.  Each of Reporting Person and CS disclaims beneficial ownership of any of the shares held by any of these trusts.

Neither the Reporting Person nor CS has sold any shares of Common Stock of the Issuer.

[d.]

N/A

[e.]

N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

ITEM 7. Material to be filed as Exhibits

None

CUSIP No. 00400G 100	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2010

/s/ Moshe Oratz

[Date]

Moshe Oratz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 00400G 100	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August  16, 2010

CS MASTER HOLDINGS LLC.

[Date]

By: /s/ Moshe Oratz

Moshe Oratz

Title: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.